Nuveen Investments, Inc.                               (NUVEEN INVESTMENTS LOGO)
333 West Wacker Drive
Chicago, IL 60606
312.917.7700

March 3, 2011

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

RE: Nuveen Managed Investment Companies
    Rule 17g-1 Notice - Fidelity Bond Coverage

Dear Sir or Madam:

Pursuant to the provisions of Rule 17g-1 under the Investment Company Act of 1940, please be informed that the managed investment companies in the Nuveen family are collectively covered by a fidelity bond policy.

The coverage in place for the Nuveen funds as of July 1, 2010, is under a policy from Federal Insurance Company, with a small additional policy from Federal Insurance Company.

This represents the addition of one new fund:

Nuveen Energy MLP Total Return Fund

Enclosed are:

     1.   A copy of the recovery allocation agreement.

     2. A copy of resolutions adopted by a majority of the Board of the Nuveen funds who are not "interested persons" approving the amount, type, form and coverage of the bond and the portion of the premiums to be paid by each fund.

     3. A copy of the endorsement confirming the addition of the above-mentioned fund to the Insurance Policy Number 81900065.

Please be advised that the premium for the currently effective bond has been paid for the period July 1, 2010 through July 1, 2011.

Other supporting documentation, including a copy of the policy and appropriations, will be sent in as soon as they are available.

Very truly yours,

NUVEEN FUNDS


/s/ Kevin J. McCarthy
------------------------------------
Kevin J. McCarthy
Vice President and Secretary

cc: Stephen D. Foy
    Gifford R. Zimmerman

                   AGREEMENT WITH RESPECT TO CERTAIN RECOVERY
                            UNDER JOINT FIDELITY BOND

     This Agreement, made this 1st day of January, 2005 by and between the undersigned corporations or business trusts (the "Funds"), each of which is a registered investment company managed by Nuveen Asset Management.

                                   WITNESSETH:

     WHEREAS, the boards of directors or trustees of each of the Funds, including a majority of the board members of each Fund who are not "interested persons" of such Fund, have approved obtaining the fidelity bond coverage required for each Fund by Rule 17g-1 under the Investment Company Act of 1940 in the form of one or more bonds, each of which names a number of the Funds as insured (the "joint insured bonds"); and

     WHEREAS, Rule 17g-1(f) requires each registered management investment company named as an insured in a joint insured bond to enter into an Agreement with all other named insureds with respect to sharing of any recovery under such bond in the event of a loss sustained by it and another named insured;

     NOW THEREFORE, IT IS AGREED:

     1. In the event recovery is received under any joint insured bond as a result of a loss sustained by any two or more of the Funds covered by such bond, each Fund sustaining a loss shall receive an equitable and proportionate share of the recovery, but at least equal to the amount that it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

     2. This Agreement shall continue in effect for such time as the parties hereto shall be named as insureds under one or more joint insured fidelity bonds designed to satisfy the requirements of Rule 17g-1, and shall not be terminated by any change in the Funds covered by any such bond or in the amount of terms of coverage provided by any such bond or by any change in the issuer of any such bond.

     3. This Agreement supersedes any prior agreement among any of the Funds relating to the subject matter hereof.

IN WITNESS WHEREOF, an officer of such parties has executed this Agreement on behalf of each of the parties, as of the day and date first written above.

NUVEEN TAXABLE CLOSED-END FUNDS

Nuveen Senior Income Fund
Nuveen Real Estate Income Fund
Nuveen Quality Preferred Income Fund
Nuveen Quality Preferred Income Fund 2
Nuveen Quality Preferred Income Fund 3
Nuveen Multi-Strategy Income and Growth Fund (formerly the Nuveen Preferred and Convertible Income Fund)
Nuveen Multi-Strategy Income and Growth Fund 2 (formerly the Nuveen Preferred and Convertible Income Fund 2)
Nuveen Diversified Dividend and Income Fund
Nuveen Tax-Advantaged Total Return Strategy Fund
Nuveen Floating Rate Income Fund
Nuveen Floating Rate Income Opportunity Fund
Nuveen Equity Premium Income Fund
Nuveen Tax-Advantaged Floating Rate Fund
Nuveen Equity Premium Opportunity Fund
Nuveen Equity Premium Advantage Fund
Nuveen Equity Premium and Growth Fund
Nuveen Global Government Enhanced Income Fund
Nuveen Global Value Opportunities Fund
Nuveen Core Equity Alpha Fund
Nuveen Multi-Currency Short-Term Government Income Fund
Nuveen Tax-Advantaged Dividend Growth Fund
Nuveen Mortgage Opportunity Term Fund
Nuveen Mortgage Opportunity Term Fund 2
Nuveen Build America Bond Fund
Dow 30 Enhanced Premium & Income Fund
Dow 30 Premium & Dividend Income Fund
MLP & Strategic Equity Fund
Global Income & Currency Fund
NASDAQ Premium Income & Growth Fund
Nuveen Build America Bond Opportunity Fund
Nuveen Energy MLP Total Return Fund

NUVEEN CLOSED-END MUNICIPAL BOND FUNDS

Nuveen Select Tax-Free Income Portfolio
Nuveen Select Tax-Free Income Portfolio 2
Nuveen Select Tax-Free Income Portfolio 3
Nuveen California Select Tax-Free Income Portfolio
Nuveen New York Select Tax-Free Income Portfolio
Nuveen Municipal Value Fund, Inc.
Nuveen California Municipal Value Fund, Inc.
Nuveen New York Municipal Value Fund, Inc.
Nuveen Municipal Income Fund, Inc.
Nuveen Select Maturities Municipal Fund
Nuveen Premium Income Municipal Fund, Inc.
Nuveen Performance Plus Municipal Fund, Inc.
Nuveen California Performance Plus Municipal Fund, Inc. Nuveen New York Performance Plus Municipal Fund, Inc.
Nuveen Municipal Advantage Fund, Inc.
Nuveen Municipal Market Opportunity Fund, Inc.
Nuveen California Municipal Market Opportunity Fund, Inc. Nuveen Investment Quality Municipal Fund, Inc.
Nuveen California Investment Quality Municipal Fund, Inc. Nuveen New York Investment Quality Municipal Fund, Inc. Nuveen Insured Quality Municipal Fund, Inc.
Nuveen Florida Investment Quality Municipal Fund
Nuveen New Jersey Investment Quality Municipal Fund, Inc. Nuveen Pennsylvania Investment Quality Municipal Fund
Nuveen Select Quality Municipal Fund, Inc.
Nuveen California Select Quality Municipal Fund, Inc.
Nuveen New York Select Quality Municipal Fund, Inc.
Nuveen Quality Income Municipal Fund, Inc.
Nuveen Insured Municipal Opportunity Fund, Inc.
Nuveen Florida Quality Income Municipal Fund
Nuveen Michigan Quality Income Municipal Fund, Inc.
Nuveen Ohio Quality Income Municipal Fund, Inc.
Nuveen Texas Quality Income Municipal Fund
Nuveen California Quality Income Municipal Fund, Inc.
Nuveen New York Quality Income Municipal Fund, Inc.
Nuveen Premier Municipal Income Fund, Inc.
Nuveen Premier Insured Municipal Income Fund, Inc.
Nuveen Premium Income Municipal Fund 2, Inc.
Nuveen Arizona Premium Income Municipal Fund, Inc.
Nuveen Insured California Premium Income Municipal Fund, Inc. Nuveen Insured Florida Premium Income Municipal Fund
Nuveen Michigan Premium Income Municipal Fund, Inc.

Nuveen New Jersey Premium Income Municipal Fund, Inc.
Nuveen Insured New York Premium Income Municipal Fund, Inc. Nuveen Premium Income Municipal Fund 4, Inc.
Nuveen Insured California Premium Income Municipal Fund 2, Inc. Nuveen Maryland Premium Income Municipal Fund
Nuveen Massachusetts Premium Income Municipal Fund
Nuveen Pennsylvania Premium Income Municipal Fund 2
Nuveen Virginia Premium Income Municipal Fund
Nuveen Connecticut Premium Income Municipal Fund
Nuveen Georgia Premium Income Municipal Fund
Nuveen Missouri Premium Income Municipal Fund
Nuveen North Carolina Premium Income Municipal Fund
Nuveen California Premium Income Municipal Fund
Nuveen Insured Premium Income Municipal Fund 2
Nuveen Dividend Advantage Municipal Fund
Nuveen California Dividend Advantage Municipal Fund
Nuveen New York Dividend Advantage Municipal Fund
Nuveen Arizona Dividend Advantage Municipal Fund
Nuveen Connecticut Dividend Advantage Municipal Fund
Nuveen Maryland Dividend Advantage Municipal Fund
Nuveen Massachusetts Dividend Advantage Municipal Fund
Nuveen North Carolina Dividend Advantage Municipal Fund
Nuveen Virginia Dividend Advantage Municipal Fund
Nuveen California Dividend Advantage Municipal Fund 2
Nuveen Dividend Advantage Municipal Fund 2
Nuveen New Jersey Dividend Advantage Municipal Fund
Nuveen New York Dividend Advantage Municipal Fund 2
Nuveen Ohio Dividend Advantage Municipal Fund
Nuveen Pennsylvania Dividend Advantage Municipal Fund
Nuveen California Dividend Advantage Municipal Fund 3
Nuveen Dividend Advantage Municipal Fund 3
Nuveen Georgia Dividend Advantage Municipal Fund
Nuveen Maryland Dividend Advantage Municipal Fund 2
Nuveen Michigan Dividend Advantage Municipal Fund
Nuveen Ohio Dividend Advantage Municipal Fund 2
Nuveen North Carolina Dividend Advantage Municipal Fund 2 Nuveen Virginia Dividend Advantage Municipal Fund 2
Nuveen Insured Dividend Advantage Municipal Fund
Nuveen Insured California Dividend Advantage Municipal Fund Nuveen Insured New York Dividend Advantage Municipal Fund Nuveen Arizona Dividend Advantage Municipal Fund 2
Nuveen Connecticut Dividend Advantage Municipal Fund 2
Nuveen New Jersey Dividend Advantage Municipal Fund 2
Nuveen Ohio Dividend Advantage Municipal Fund 3
Nuveen Pennsylvania Dividend Advantage Municipal Fund 2

Nuveen Arizona Dividend Advantage Municipal Fund 3
Nuveen Connecticut Dividend Advantage Municipal Fund 3
Nuveen Georgia Dividend Advantage Municipal Fund 2
Nuveen Maryland Dividend Advantage Municipal Fund 3
Nuveen North Carolina Dividend Advantage Municipal Fund 3 Nuveen Insured Tax-Free Advantage Municipal Fund
Nuveen Insured California Tax-Free Advantage Municipal Fund Nuveen Insured New York Tax-Free Advantage Municipal Fund Nuveen Insured Florida Tax-Free Advantage Municipal Fund Nuveen Insured Massachusetts Tax-Free Advantage Municipal Fund Nuveen Municipal High Income Opportunity Fund
Nuveen Municipal High Income Opportunity Fund 2
Nuveen Municipal Value Fund 2
Nuveen Pennsylvania Municipal Value Fund
Nuveen California Municipal Value Fund 2
Nuveen New York Municipal Value Fund 2
Nuveen New Jersey Municipal Value Fund
Nuveen Enhanced Municipal Value Fund

NUVEEN OPEN-END FUNDS

Nuveen Municipal Trust
     Nuveen Intermediate Duration Municipal Bond Fund
     Nuveen Insured Municipal Bond Fund
     Nuveen All-American Municipal Bond Fund
     Nuveen Limited Term Municipal Bond Fund
     Nuveen High Yield Municipal Bond Fund

Nuveen Multistate Trust I
     Nuveen Arizona Municipal Bond Fund
     Nuveen Colorado Municipal Bond Fund
     Nuveen Florida Municipal Bond Fund
     Nuveen Maryland Municipal Bond Fund
     Nuveen New Mexico Municipal Bond Fund
     Nuveen Pennsylvania Municipal Bond Fund
     Nuveen Virginia Municipal Bond Fund

Nuveen Multistate Trust II
     Nuveen California Municipal Bond Fund
     Nuveen California Insured Municipal Bond Fund
     Nuveen California High Yield Municipal Bond Fund
     Nuveen Connecticut Municipal Bond Fund
     Nuveen Massachusetts Municipal Bond Fund
     Nuveen Massachusetts Insured Municipal Bond Fund
     Nuveen New Jersey Municipal Bond Fund
     Nuveen New York Municipal Bond Fund
     Nuveen New York Insured Municipal Bond Fund

Nuveen Multistate Trust III
     Nuveen Georgia Municipal Bond Fund
     Nuveen Louisiana Municipal Bond Fund
     Nuveen North Carolina Municipal Bond Fund
     Nuveen Tennessee Municipal Bond Fund

Nuveen Multistate Trust IV
     Nuveen Kansas Municipal Bond Fund
     Nuveen Kentucky Municipal Bond Fund
     Nuveen Michigan Municipal Bond Fund
     Nuveen Missouri Municipal Bond Fund
     Nuveen Ohio Municipal Bond Fund
     Nuveen Wisconsin Municipal Bond Fund

Nuveen Investment Trust
     Nuveen Large-Cap Value Fund
     Nuveen Balanced Stock and Bond Fund
     Nuveen Balanced Municipal and Stock Fund
     Nuveen NWQ Multi-Cap Value Fund
     Nuveen NWQ Small-Cap Value Fund
     Nuveen Tradewinds Value Opportunities Fund (formerly the Nuveen NWQ Value Opportunities Fund)
     Nuveen NWQ Global Value Fund
     Nuveen NWQ Large-Cap Value Fund
     Nuveen NWQ Small/Mid-Cap Value Fund
     Nuveen Enhanced Core Equity Fund
     Nuveen Enhanced Mid-Cap Fund
     Nuveen U.S. Equity Completeness Fund
     Nuveen Enhanced Core Equity Plus Fund
     Nuveen NWQ Equity Income Fund

Nuveen Investment Trust II
     Nuveen Rittenhouse Growth Fund
     Nuveen Tradewinds International Value Fund (formerly the Nuveen NWQ International Value Fund)
     Nuveen Tradewinds Global All-Cap Fund (formerly the Nuveen NWQ Global All-Cap Fund)
     Nuveen Santa Barbara Growth Fund
     Nuveen Santa Barbara Dividend Growth Fund
     Nuveen Santa Barbara Growth Opportunities Fund
     Nuveen Symphony All-Cap Core Fund
     Nuveen Symphony Mid-Cap Core Fund
     Nuveen Symphony Small-Mid Cap Core Fund
     Nuveen Symphony Large-Cap Value Fund
     Nuveen Tradewinds Global Resources Fund
     Nuveen Symphony Large-Cap Growth Fund
     Nuveen Symphony Optimized Alpha Fund
     Nuveen Rittenhouse Mid-Cap Growth Fund
     Nuveen Rittenhouse Strategic Growth Fund
     Nuveen Symphony International Equity Fund
     Nuveen Santa Barbara Growth Plus Fund
     Nuveen Tradewinds Global All-Cap Plus Fund
     Nuveen Tradewinds Emerging Markets Fund
     Nuveen Tradewinds Japan Fund
     Nuveen Santa Barbara EcoLogic Equity Fund
     Nuveen Santa Barbara Global Equity Fund
     Nuveen Santa Barbara International Equity Fund
     Nuveen Winslow Large-Cap Growth Fund
     Nuveen Tradewinds Global Flexible Allocation Fund

Nuveen Investment Trust III
     Nuveen Multi-Strategy Income Fund (formerly the Nuveen Core Bond Fund) Nuveen High Yield Bond Fund
     Nuveen Short Duration Bond Fund
     Nuveen Symphony Credit Opportunities Fund

Nuveen Investment Trust V
     Nuveen Preferred Securities Fund
     Nuveen NWQ Preferred Securities Fund

Nuveen Managed Accounts Portfolios Trust
     Municipal Total Return Managed Accounts Portfolio
     International Income Managed Accounts Portfolio
     Enhanced Multi-Strategy Income Managed Accounts Portfolio


BY: /s/ Kevin J. McCarthy
    ---------------------------------
    Kevin J. McCarthy
    Vice President and Secretary

The following resolution was approved separately by the independent Board members:

     RESOLVED, that this Fund's participation with other management investment companies advised by Nuveen Asset Management in the purchase and maintenance of fidelity bond coverage as required by Rule 17g-1 under the Investment Company Act of 1940, and the payment by this Fund of that portion of the premium for such coverage as may be allocated to it in accordance with its proportionate share of the aggregate net assets of the covered funds, is hereby approved.

The following resolutions were approved unanimously by the full Board:

     RESOLVED, that the officers of this Fund be and they hereby are, authorized and directed to make application for and maintain fidelity bond coverage for this Fund, jointly with such other Nuveen managed funds as they, in their judgment, shall deem advisable and to enter into an agreement substantially in the form presented to this meeting with the other insured Funds concerning such coverage as required by Rule 17g-1(f) under the Investment Company Act of 1940; and

     FURTHER RESOLVED, that fidelity bond coverage insuring the Fund and such other funds in the amount of $100 million, or such greater amounts as officers of this Fund may from time to time determine in accordance with the provisions of Rule 17g-1 of the Investment Company Act of 1940, is hereby deemed to be reasonable in form and amount and is hereby approved; and

     FURTHER RESOLVED, that the Secretary, or any Assistant Secretary of this Fund, is hereby designated the officer to make the filings and give the notices required by Paragraph (g) of Rule 17g-1.

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No: 10 Bond

                                                       Bond Number:    81900065

NAME OF ASSURED: NUVEEN INVESTMENTS, LLC

                          NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

NUVEEN MODERATE ALLOCATION FUND
NUVEEN CONSERVATIVE ALLOCATION FUND
NUVEEN MULTI-MANAGER LARGE-CAP VALUE FUND
Y/E MUTUAL FUNDS - 30
2 CALIFORNIA MUNICIPAL BOND- NCASP
2 CALIFORNIA INSURED MUNICIPAL BOND- NICA
2 CONNECTICUT MUNICIPAL BOND -CT
2 MASSACHUSETTS MUNICIPAL BOND- NTFM
2 MASSACHUSETTS INSURED MUNICIPAL BOND- NIM
2 NEW JERSEY MUNICIPAL BOND- NFNJ
2 NEW YORK MUNICIPAL BOND- NFNY
2 NEW YORK INSURED MUNICIPAL BOND- NINY
4 INTERMEDIATE DURATION MUNICIPAL BOND- NMBF
4 NATIONAL INSURED MUNICIPAL BOND -NINA
4 NUVEEN HIGH YIELD FUND- NHYF
4 ALL-AMERICA MUNICIPAL BOND -AA
4 LIMITED TERM MUNICIPAL BOND- LT
5 ARIZONA MUNICIPAL BOND- NFAZ
5 COLORADO MUNICIPAL BOND -CO
5 FLORIDA MUNICIPAL BOND- NFFL
5 GEORGIA MUNICIPAL BOND -GA
5 KANSAS MUNICIPAL BOND -KS
5 KENTUCKY MUNICIPAL BOND -KY
5 LOUISIANA MUNICIPAL BOND- LA
5 MARYLAND MUNICIPAL BOND- NMDV
5 MICHIGAN MUNICIPAL BOND- NFMI
5 MISSOURI MUNICIPAL BOND- MO
5 NEW MEXICO MUNICIPAL BOND -NM
5 NORTH CAROLINA MUNICIPAL BOND- NC
5 OHIO MUNICIPAL BOND- NFOH
5 PENNSYLVANIA MUNICIPAL BOND -NFPA
5 TENNESSEE MUNICIPAL BOND- TN
5 WISCONSIN MUNICIPAL BOND-WI
5 VIRGINIA MUNICIPAL BOND- NFVA
Y/E EXCHANGE TRADED / PORTFOLIO - 5
3 SELECT PORTFOLIO- NXP
3 SELECT PORTFOLIO 2 -NXQ
3 SELECT PORTFOLIO 3 -NXR
3 CA SELECT TAX-FREE INCOME PORTFOLIO- NXC
3 NY SELECT TAX-FREE INCOME PORTFOLIO- NXN


ICAP Bond
Form 17-02-0949 (Rev. 1-97)                                               Page 1

Y/E EXCHANGE TRADED / NON-LEVERAGED - 5
5 SELECT MATURITIES -NIMF
8 CA MUNICIPAL VALUE- NCA
9 NY MUNICIPAL VALUE- NNY
10 MUNICIPAL VALUE -NUV
10 MUNICIPAL INCOME -NMI
EXCHANGED TRADED / LEVERAGED - 80
Y/E NATIONAL - 21
7 SENIOR INCOME FUND- NSL
7 QUALITY PREFERRED INCOME FUND -JTP
10 REAL ESTATE INCOME FUND -JRS
10 PREMIUM INCOME- NPI
10 PERFORMANCE PLUS -NPP
10 ADVANTAGE- NMA
10 MARKET OPPORTUNITY -NMO
10 INVESTMENT QUALITY- NQM
10 INSURED QUALITY -NQI
10 SELECT QUALITY- NQS
10 QUALITY INCOME- NQU
10 INSURED OPPORTUNITY- NIO
10 PREMIER INCOME- NPF
10 PREMIER INSURED- NIF
10 PREMIUM INCOME 2 -NPM
10 PREMIUM INCOME 4- NPT
10 INS PREMIUM INCOME 2- NPX
10 NUVEEN DIVIDEND ADVANTAGE -NAD
10 NUVEEN DIVIDEND ADVANTAGE 2- NXZ
10 NUVEEN DIVIDEND ADVANTAGE-3 -NZF
10 NUVEEN INSURED DIVIDEND ADVANTAGE- NVG
Y/E CALIFORNIA - 12
8 PERFORMANCE PLUS- NCP
8 MARKET OPPORTUNITY- NCO
8 INVESTMENT QUALITY -NQC
8 SELECT QUALITY- NVC
8 QUALITY INCOME- NUC
8 INS PREMIUM INCOME- NPC
8 INS PREMIUM INCOME 2- NCL
8 PREMIUM INCOME- NCU
8 DIVIDEND ADVANTAGE- NAC
8 DIVIDEND ADVANTAGE 2- NVX
8 DIVIDEND ADVANTAGE 3- NZH
8 INS DIVIDEND ADVANTAGE- NKL
Y/E NEW JERSEY - 4
6 INVESTMENT QUA-ITY- NQJ
6 PREMIUM INCOME- NNJ
6 DIVIDEND ADVANTAGE- NXJ
6 DIVIDEND ADVANTAGE 2- NUJ
Y/E NEW YORK - 8
9 PERFORMANCE PLUS- NNP
9 INVESTMENT QUALITY- NQN
9 SELECT QUALITY- NVN
9 QUALITY INCOME- NUN
9 INS PREMIUM INCOME -NNF
9 DIVIDEND ADVANTAGE -NAN
9 DIVIDEND ADVANTAGE 2- NXK


ICAP Bond
Form 17-02-0949 (Ed. 1-97)                                                Page 2

9 INS DIVIDEND ADVANTAGE- NKO
Y/E PENNSYLVANIA - 4
6 INVESTMENT QUALITY -NQP
6 PREMIUM INCOME 2- NPY
6 DIVIDEND ADVANTAGE -NXM
6 DIVIDEND ADVANTAGE 2- NVY
Y/E OTHER STATE FUNDS - 28
5 CT PREMIUM INCOME -NTC
5 CT DIVIDEND ADVANTAGE -NFC
5 CT DIVIDEND ADVANTAGE 2- NGK
5 GA PREMIUM INCOME- NPG
5 GA DIVIDEND ADVANTAGE -NZX
5 MD PREMIUM INCOME- NMY
5 MD DIVIDEND ADVANTAGE- NFM
5 MD DIVIDEND ADVANTAGE 2- NZR
5 MA PREMIUM INCOME- NMT
5 MA DIVIDEND ADVANTAGE- NMB
5 MO PREMIUM INCOME- NOM
5 NC PREMIUM INCOME -NNC
5 NC DIVIDEND ADVANTAGE -NRB
5 NC DIVIDEND ADVANTAGE 2- NNO
5 VA PREMIUM INCOME- NPV
5 VA DIVIDEND ADVANTAGE -NGB
5 VA DIVIDEND ADVANTAGE 2 -NNB
7 AZ PREMIUM INCOME -NAZ
7 AZ DIVIDEND ADVANTAGE- NFZ
7 AZ DIVIDEND ADVANTAGE 2 -NKR
7 MI QUALITY INCOME -NUM
7 MI PREMIUM INCOME- NMP
7 MI DIVIDEND ADVANTAGE- NZW
7 OH QUALITY INCOME -NUO
7 OH DIVIDEND ADVANTAGE- NXI
7 OH DIVIDEND ADVANTAGE 2 -NBJ
7 OH DIVIDEND ADVANTAGE 3- NVJ
7 TX QUALITY INCOME -NTX
NUVEEN QUALITY PREFERRED INCOME FUND 2
NUVEEN ARIZONIA DIVIDEND ADVANTAGE MUNICIPAL FUND 3
NUVEEN CONNECTICUT DIVIDEND ADVANTAGE MUNICIPAL FUND 3
NUVEEN GEORGIOA DIVIDEND ADVANTAGE MUNICIPAL FUND 2
NUVEEN MARYLAND DIVIDEND ADVANTAGE MUNICIPAL FUND 3
NUVEEN NORTH CAROLINA DIVIDEND ADVANTAGE MUNICIPAL FUND 3 NUVEEN INSURED TAX-FREE ADVANTAGE MUNICIPAL FUND
NUVEEN INSURED NEW YORK TAX-FREE ADVANTAGE MUNICIPAL FUND NUVEEN INSURED CALIFORNIA TAX-FREE ADVANTAGE MUNICIPAL FUND NUVEEN INSURED MASSACHUSETTS TAX-FREE ADVANTAGE MUNICIPAL FUND NUVEEN TRADEWINDS INTERNATIONAL VALUE FUND
NUVEEN MULTI-STRATEGY GROWTH AND INCOME FUND
NUVEEN DIVERSIFIED DIVIDEND AND INCOME FUND
NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND
NUVEEN TAX-ADVANTAGED TOTAL RETURN
NUVEEN SHORT DURATION BOND FUND EFF- 12/01/04
NUVEEN MULTI-STRATEGY INCOME FUND EFF- 12/01/04
NUVEEN HIGH YIELD BOND FUND EFF- 12/01/04
NUVEEN NWQ SMALL-CAP VALUE FUND EFF- 12/01/04
NUVEEN GROWTH ALLOCATION FUND EFF- 12/01/04


ICAP Bond
Form 17-02-0949 (Ed. 1-97)                                                Page 3

NUVEEN TRADEWINDS VALUE OPPORTUNITIES FUND EFF- 12/01/04
STRATEGY FUND - EFF 1/27/04
NUVEEN FLOATING RATE INCOME FUND EFF- 3/25/04
NUVEEN FLOATING RATE INCOME OPPORTUNITY FUND
NUVEEN EQUITY PREMIUM INCOME FUND EFF. 10/26/04
NUVEEN EQUITY PREMIUM OPPORTUNITY FUND EFF- 01/26/05
NUVEEN TAX-ADVANTAGED FLOATING RATE FUND EFF-03/28/05
NUVEEN EQUITY PREMIUM ADVANTAGE FUND EFF-05/25/05
NUVEEN EQUITY PREMIUM AND GROWTH FUND EFF-11/22/05
NUVEEN GLOBAL VALUE OPPORTUNITIES FUND EFF- 08/01/06
NUVEEN GLOBAL GOVERNMENT ENHANCED INCOME FUND EFF 06/27/2006
NUVEEN TRADEWINDS GLOBAL ALL-CAP FUND
NUVEEN CALIFORNIA HIGH YIELD MUNICIPAL BOND FUND
NUVEEN NWQ MULTI-CAP VALUE FUND (NMCVF) EFF. 12/19/2002
NUVEEN QUALITY PREFERRED INCOME FUND 3 (JHP) EFF. 1/7/2003
NUVEEN MULTI-STRATEGY GROWTH AND INCOME FUND 2 EFF. 7/16/2003
NUVEEN GLOBAL VALUE OPPORTUNITIES FUND (JGV) EFF. 7/28/2006
NUVEEN SANTA BARBARA GROWTH FUND EFF. 10/19/2006
NUVEEN SANTA BARBARA DIVIDEND GROWTH FUND EFF. 10/19/2006
NUVEEN NWQ LARGE- CAP VALUE FUND EFF. 1/8/2007
NUVEEN NWQ SMALL/MID CAP VALUE FUND EFF. 1/8/2007
NUVEEN SANTA BARBARA GROWTH OPPORTUNITIES FUND EFF. 2/8/2007
NUVEEN PREFERRED SECURITIES FUND EFF. 2/8/2007
NUVEEN TRADEWINDS GLOBAL RESOURCES FUND EFF. 2/8/2007
NUVEEN SYMPHONY LARGE-CAP GROWTH FUND EFF. 2/8/2007
NUVEEN SYMPHONY LARGE-CAP VALUE FUND EFF. 2/8/2007
NUVEEN SYMPHONY ALL-CAP CORE FUND EFF. 2/8/2007
NUVEEN SYMPHONY MID-CAP CORE FUND EFF. 2/8/2007
NUVEEN SYMPHONY SMALL-MID CAP CORE FUND EFF. 2/8/2007
NUVEEN CORE EQUITY ALPHA FUND EFF. 2/8/2007
NUVEEN MULTI-CURRENCY SHORT-TERM GOVERNMENT INCOME FUND EFF. 4/26/2007 NUVEEN MUNICIPAL TOTAL RETURN MANAGED ACCOUNTS PORTFOLIO EFF. 5/11/2007 NUVEEN TAX-ADVANTAGED DIVIDEND GROWTH FUND EFF. 6/28/2007
NUVEEN SYMPHONY OPTIMIZED ALPHA FUND EFF 10/1/2007
NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND 2 EFF, 11/20/2007
NUVEEN ENHANCED CORE EQUITY FUND EFF, 12/3/2007
NUVEEN ENHANCED MID-CAP FUND EFF, 12/3/2007
NUVEEN SANTA BARBARA STRATEGIC GROWTH FUND EFF, 12/3/2007
NUVEEN SANTA BARBARA MID CAP GROWTH FUND EFF, 12/3/2007
INTERNATIONAL INCOME MANAGED ACCOUNTS PORTFOLIO EFF, 12/27/2007
ENHANCED MULTI-STRATEGY INCOME MANAGED ACCOUNTS PORTFOLIO EFF, 12/27/2007 NUVEEN SYMPHONY INTERNATIONAL EQUITY FUND EFF, 5/30/2008
NUVEEN U.S. EQUITY COMPLETENESS FUND EFF, 7/1/2008
NUVEEN SANTA BARBARA GROWTH FUND PLUS EFF. 1/5/2009
NUVEEN TRADEWINDS GLOBAL ALL-CAP PLUS FUND EFF 1/5/2009
NUVEEN TRADEWINDS EMERGING MARKETS FUND EFF. 1/5/2009
NUVEEN TRADEWINDS JAPAN FUND EFF. 1/5/2009
NUVEEN ENHANCED CORE EQUITY PLUS FUND EFF. 1/5/2009
NUVEEN SANTA BARBARA ECOLOGIC EQUITY FUND EFF. 1/5/2009
NUVEEN MUNICIPAL VALUE FUND 2 EFF. 2/23/2009
NUVEEN SANTA BARBARA GLOBAL EQUITY FUND EFF 4/24/2009
NUVEEN SANTA BARBARA INTERNATIONAL EQUITY FUND EFF 4/24/2009
NUVEEN PENNSYLVANIA MUNICIPAL VALUE FUND EFF 4/27/2009
NUVEEN CALIFORNIA MUNICIPAL VALUE FUND 2 EFF 4/27/2009
NUVEEN NEW YORK MUNICIPAL VALUE FUND 2 EFF 4/27/2009


ICAP Bond
Form 17-02-0949 (Ed. 1-97)                                                Page 4

NUVEEN NEW JERSEY MUNICIPAL VALUE FUND EFF 4/27/2009
NUVEEN WINSLOW LARGE-CAP GROWTH FUND EFF 5/15/2009
NUVEEN NWQ EQUITY INCOME FUND EFF 09/15/2009
NUVEEN ENHANCED MUNICIPAL VALUE FUND EFF 09/24/2009
NUVEEN MORTGAGE OPPORTUNITY TERM FUND EFF 11/24/2009
NUVEEN INSURED MUNICIPAL OPPORTUNITY FUND, INC [NIO] EFF 10/16/2009 NUVEEN PREMIUM INCOME MUNICIPAL FUND 2, INC. [NPM] EFF 10/16/2009 NUVEEN INSURED TAX-FREE ADVANTAGE MUNICIPAL FUND [NEA] EFF. 10/16/09 NUVEEN NWQ PREFERRED SECURITIES FUND EFF. 12/09/2009
NUVEEN MORTGAGE OPPORTUNITY TERM FUND 2, EFF. 2/23/2010
NUVEEN BUILD AMERICA BOND FUND, EFF. 4/27/2010
NUVEEN SYMPHONY CREDIT OPPORTUNITIES FUND, EFF. 4/27/2010
NUVEEN TRADEWINDS GLOBAL FLEXIBLE ALLOCATION FUND, EFF. 5/27/2010 DOW 30 ENHANCED PREMIUM & INCOME FUND (DPO) EFF. 10/06/2010
DOW 30 PREMIUM & DIVIDEND INCOME FUND (DPD) EFF. 10/06/2010
MLP & STRATEGIC EQUITY FUND (MTP) EFF. 10/06/2010
GLOBAL INCOME AND CURRENCY FUND (GCF) EFF. 10/06/2010
NASDAQ PREMIUM INCOME & GROWTH FUND (QQQX) - EFF. 10/28/2010
NUVEEN BUILD AMERICA BOND OPPORTUNITY FUND- EFF. 11/29/2010
NUVEEN INTERMEDIATE TAX FREE FUND- EFF. 12/31/2010
NUVEEN SHORT TAX FREE FUND- EFF. 12/31/2010
NUVEEN TAX FREE FUND- EFF. 12/31/2010
NUVEEN CALIFORNIA TAX FREE FUND- EFF. 12/31/2010
NUVEEN COLORADO TAX FREE FUND- EFF. 12/31/2010
NUVEEN MINNESOTA INTERMEDIATE MUNICIPAL BOND FUND- EFF. 12/31/2010 NUVEEN MINNESOTA MUNICIPAL BOND FUND- EFF. 12/31/2010
NUVEEN MISSOURI TAX FREE FUND- EFF. 12/31/2010
NUVEEN NEBRASKA MUNICIPAL BOND FUND- EFF. 12/31/2010
NUVEEN OHIO TAX FREE FUND- EFF. 12/31/2010
NUVEEN OREGON INTERMEDIATE MUNICIPAL BOND FUND- EFF. 12/31/2010 NUVEEN CORE BOND FUND- EFF. 12/31/2010
NUVEEN HIGH INCOME BOND FUND- EFF. 12/31/2010
NUVEEN INFLATION PROTECTED SECURITIES FUND- EFF. 12/31/2010
NUVEEN INTERMEDIATE GOVERNMENT BOND FUND- EFF. 12/31/2010
NUVEEN INTERMEDIATE TERM BOND FUND- EFF. 12/31/2010
NUVEEN SHORT TERM BOND FUND- EFF. 12/31/2010
NUVEEN TOTAL RETURN BOND FUND- EFF. 12/31/2010
NUVEEN INTERNATIONAL FUND- EFF. 12/31/2010
NUVEEN INTERNATIONAL SELECT FUND- EFF. 12/31/2010
NUVEEN EQUITY INCOME FUND- EFF. 12/31/2010
NUVEEN LARGE CAP VALUE FUND- EFF. 12/31/2010
NUVEEN MID CAP VALUE FUND- EFF. 12/31/2010
NUVEEN SMALL CAP VALUE FUND- EFF. 12/31/2010
NUVEEN LARGE CAP GROWTH OPPORTUNITIES FUND- EFF. 12/31/2010
NUVEEN MID CAP GROWTH OPPORTUNITIES FUND- EFF. 12/31/2010
NUVEEN SMALL CAP GROWTH OPPORTUNITIES FUND- EFF. 12/31/2010
NUVEEN LARGE CAP SELECT FUND- EFF. 12/31/2010
NUVEEN MID CAP SELECT FUND- EFF. 12/31/2010
NUVEEN SMALL CAP SELECT FUND- EFF. 12/31/2010
NUVEEN GLOBAL INFRASTRUCTURE FUND- EFF. 12/31/2010
NUVEEN REAL ESTATE SECURITIES FUND- EFF. 12/31/2010
NUVEEN STRATEGY AGGRESSIVE GROWTH ALLOCATION FUND- EFF. 12/31/2010 NUVEEN STRATEGY BALANCED ALLOCATION FUND- EFF. 12/31/2010
NUVEEN STRATEGY CONSERVATIVE ALLOCATION FUND- EFF. 12/31/2010


ICAP Bond
Form 17-02-0949 (Ed. 1-97)                                                Page 5

NUVEEN STRATEGY GROWTH ALLOCATION FUND- EFF. 12/31/2010
NUVEEN TACTICAL MARKET OPPORTUNITIES FUND- EFF. 12/31/2010
NUVEEN QUANTITATIVE LARGE CAP CORE FUND- EFF. 12/31/2010
NUVEEN EQUITY INDEX FUND- EFF. 12/31/2010
NUVEEN MID CAP INDEX FUND- EFF. 12/31/2010
NUVEEN SMALL CAP INDEX FUND- EFF. 12/31/2010
NUVEEN ENERGY MLP TOTAL RETURN FUND 2/23/2011

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: February 28, 2011                 By /s/ Illegible
                                           -------------------------------------
                                           Authorized Representative


ICAP Bond
Form 17-02-0949 (Ed. 1-97)                                                Page 6